UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [October] 2007

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (    X    )            No Form 40-F (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (            )            No (    X    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated October 19, 2007. Attached is English language version of the notice.

The following table sets forth the summary of the Cancellation of Stock Option Granted.

1. Number of Grantees Cancelled	Officers and employee of Company	5 employees
	Officers and employee of affiliated Company	—
2. Number of Shares Cancelled	Common Shares	507,343
	Preferred Shares	—
3. Total Stock Option Granted after this Cancellation	Common Shares	3,325,912
	Preferred Shares	—
4. Reasons for Cancellation		Voluntary resignation

5. Date of Board of directors’ resolution (Decision date)		October 19, 2007

- Attendance of outside directors	Present (No)	2
	Absent (No)	1
-Attendance of auditors (members of Audit Committee)		Present

6. Other references concerning investment decisions

- Details of Cancellation of Stock Option granted as of October 19, 2007 are as follow:

Stock Option Plan	Granted Date	Exercise Price	Number of Shares Cancelled
2nd Stock Option	March 24, 2001	1,379 Won	96,806
4th Stock Option	March 21, 2003	988 Won	184,765
5th Stock Option	July 16, 2003	1,368 Won	25,772
6th Stock Option	March 19, 2004	1,218 Won	200,000
Total	—	—	507,343

[Details of Cancellation by Grantees]

Grantees	Relationship	Number of Shares Cancelled		Remarks
		Common shares	Preferred shares
Hyun-Tae Kyeong	Ex-officer	187,715	—	2nd & 4th Stock Option
Do-Young Cho	“	150,000	—	6th Stock Option
Il-Soo Son	Ex-employee	137,403	—	2nd & 4th & 6th Stock Option
Han-Kyeong Cho	Ex-employee	19,339	—	2nd & 5th Stock Option
Byeong-Chul Lee	Ex-employee	12,886	—	5th Stock Option

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2007

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO

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